

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2014

Via E-mail
Mr. Roy G. Warren
President and Chief Executive Officer
Attitude Drinks Incorporated
712 U.S. Highway 1, Suite 200
North Palm Beach, Florida 33408

   Re: Attitude Drinks Incorporated
      Form 8-K
      Filed August 21, 2014
      Amendment to Form 8-K
      Filed October 6, 2014
      File No. 000-52904

Dear Mr. Warren:

  We have reviewed your filing and amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed October 6, 2014

1. We note your response to prior comment one from our letter dated August 25, 2014 and see that your disclosures continue to represent that you have not had any disagreements with your former auditor through the interim period ended December 31, 2013. Please revise to disclose whether you have had any disagreements through the most recent interim period that has elapsed prior to their dismissal. We understand that you dismissed your former auditor on August 14, 2014 and as a result, your most recent interim period would be the quarter ended June 30, 2014.

2. We note that you have provided a letter from your former accountant at Exhibit 16.1(a) to the amended Form 8-K in response to prior comment two. However, the letter refers to a Form 8-K that was dated August 19, 2014, rather that the date carried on the report cover

page of the original Form 8-K, or August 20, 2014. Please obtain and file a letter from you former auditor which makes reference to the correct date of the Form 8-K report or makes reference to the filing date of your next amendment.

Please contact me at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters or any other questions.

Sincerely,

/s/ Brian V. McAllister

Brian McAllister
Staff Accountant
Office of Beverages, Apparel, and Mining